EXHIBIT 99.1

Equinox Gold Temporarily Suspends Operations at RDM Mine

VANCOUVER, BC, May 16, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that, as previously disclosed, permits for the scheduled tailings storage facility ("TSF") raise at the Company's RDM Mine in Brazil have been delayed. Equinox Gold has temporarily suspended RDM operations until this matter can be resolved.

Discussions with regulatory authorities are ongoing and the TSF raise contractor is ready to mobilize and commence work. Equinox Gold expects that full operations could restart as soon as two months from the receipt of regulatory approval, which is anticipated during Q2 2022.

Equinox Gold is withdrawing its 2022 production guidance for the RDM Mine, forecast at 70,000 to 80,000 ounces of gold or approximately 11% of consolidated production using the mid-point of Equinox Gold's 2022 production guidance of 625,000 to 710,000 ounces of gold. Guidance will be updated when RDM has resumed operations.

The RDM TSF is raised on an intermittent basis throughout the mine life to store tailings produced from ongoing operations. The TSF has been designed and is operated to industry best practices and is regularly inspected and audited by independent parties and inspected periodically by Brazilian government regulators. A design alteration was filed with SUPRAM (State Environmental Agency - Minas Gerais) in 2017 to change from a centreline to a downstream design, which is considered the safest construction method, and since 2018 each raise has been completed using a downstream design. Permits to raise the TSF using a downstream design were granted in 2019 and 2020. In 2020, the Company requested a raise method formalization as an addendum to the license to operate, confirming the change to a downstream design, and in early 2021 SUPRAM granted the permit to raise the TSF to its current level. In 2021, the Company applied for a permit for the next TSF raise, which has not been granted to date.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to obtain permits, complete the required TSF raise and resume operations at RDM. Forward-looking statements or information generally identified by words such as "ongoing", "can be" and similar expressions and phrases or statements that certain actions, events or results "will", "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the Company's ability to obtain the required permits for the RDM TSF raise, the Company's history in obtaining the necessary permits for RDM and its other mines in Brazil, and the Company's ability to complete the TSF raise and resume operations at RDM. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all, including for the RDM tailings storage facility raise; the ability of the Company's contractor to mobilize and complete the TSF raise in the timeframe anticipated; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services;  and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated May 3, 2022 for the three months ended March 31, 2022, the section titled "Risks and Uncertainties" in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in the Company's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/16/c3457.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations; Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 16-MAY-22